ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202

November 29, 2018

VIA EDGAR TRANSMISSION

Ms. Samantha Brutlag
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”)
Quadratic Interest Rate Volatility and Inflation Hedge ETF (“Fund”)
Post-Effective Amendment No. 392 to the Registration Statement on Form N-1A (the “Amendment”)
File Nos.: 333-179562 and 811-22668

Dear Ms. Brutlag:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Amendment and the Fund.  For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Comment 1.
Please provide a completed fee table for the Funds for the Staff’s review one week prior to effectiveness.  If there will be Acquired Fund Fees and Expenses greater than one basis point, please include it in the expense table.

Response:	The Fund’s completed fee table is as shown below:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.99%
Distribution and/or Service (12b-1) Fees	0.00%
Acquired Fund Fees and Expenses[1,2]	0.04%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	1.03%
Less Fee Waiver[2]	0.04%
Total Annual Fund Operating Expenses After Fee Waiver	0.99%
[1]	Estimated for the current fiscal year.
[2]
The Fund’s investment adviser has agreed to waive its management fees for the Fund in amount equal to the Fund’s acquired fund fees and expenses until at least December 31, 2019. This agreement may be terminated only by, or with the consent of, the Fund’s Board of Trustees.

1 Year	3 Years
$101	$324

Comment 2.	With respect to the fee waiver agreement, please confirm it will be in effect for at least one year from effectiveness.

Response:	The Trust so confirms.

Comment 3.	With respect to the Investment Strategy, please consider further clarifying the meaning of “long options.”

Response:
The following disclosure has been added to the above-referenced section: “A ‘long option’ refers to the purchase of an option, as opposed to the sale of an option not previously owned by the Fund, which would be referred to as a ‘short option’.”

Comment 4.	With respect to the Investment Strategy, please specify the maturity of the U.S. Treasury Inflation-Protected Securities (“TIPS”).

Response:	The following disclosure has been added to the above-referenced section: “The Fund may purchase TIPS of any maturity.”

Comment 5.
With respect to the Investment Strategy, the fourth paragraph includes the following bracketed language “[and typically do not require the parties to post margin].” Please confirm if this language will remain or be deleted.  If deleted, please provide the language that will appear.

Similarly. with respect to the Derivatives Risk disclosure, the “Options” sub-paragraph includes the following bracketed language “[and typically do not require the parties to post margin].” Please confirm if this language will remain or be deleted.  If deleted, please provide the language that will appear.

Response:	The fourth paragraph under “Principal Investment Strategy” has been revised to read as follows, and corresponding changes have been made to the disclosure under “Derivatives Risk – Options”:

When the Fund purchases an option, the Fund pays a cost (premium) to purchase the option. The Fund’s investments in options will be in the over-the counter (“OTC”) market. OTC derivative instruments generally have more flexible terms negotiated between the buyer and the seller, and the counterparties may be required to post “variation margin” as frequently as daily to reflect any gains or losses in such options contracts. If such variation margin is not required to be posted, such instruments would generally be subject to greater counterparty risk. OTC instruments also may be subject to greater liquidity risk.

Comment 6.
With respect to the Investment Strategy, the fifth paragraph states Quadratic Capital Management, LLC is the investment adviser, but defined as Sub-Adviser.  Please confirm Quadratic Capital Management, LLC is the investment sub-adviser.

Response:	The Trust confirms Quadratic Capital Management, LLC is the investment sub-adviser, and the above-referenced disclosure has been corrected accordingly.

Comment 7.	With respect to the Investment Strategy, please further clarify the extent of the leverage being created by investment in derivatives. Could it greatly exceed net assets of the Fund?

Response:
The Trust notes that the Fund principally invests in long options, which can never incur a loss greater than the market value of such options. To better assist investors in understanding the role of such options in the Fund’s portfolio, the following disclosure has been added under “Principal Investment Strategy”:

The Sub-Adviser generally expects to invest less than 25% of the Fund’s assets in option premiums and to actively manage the Fund’s options investments to reduce the weight of such options in the Fund’s portfolio if the value of such options increases above the desired amount. Similarly, the Sub-Adviser generally expects to sell portfolio investments and reinvest proceeds in options if the value of such options declines below the desired amount.

Comment 8.
Because the net asset value changes daily, if the value of the option has increased over time, it would appear there could be disproportionate downside risk from such peak to a loss of the premium paid. Please clarify the disclosure regarding such disproportionate returns to include the downside as well.

Response:	The second sentence of the last paragraph under “Principal Investment Strategy” has been revised to read as follows:

Because the Fund only invests in long options as part of its principal investment strategy, such disproportionate returns, if any, are generally expected to exist if the value of such options appreciates. However, following such appreciation, even small changes in the shape of the swap curve or in interest rate volatility may result in a significant decline in the value of such options with a maximum loss equal to the market value of such options.

Comment 9.	With respect to the Hedging Risk:
i.	please clarify what is meant by “products.” Please include examples of what products could refer to in parentheticals.

Response:          The word “products” has been replaced with “options”.

ii.
please consider softening “completely eliminate” in the following sentence: “There is no guarantee that the Fund’s investments will completely eliminate the curve or inflation risk of the long positions in U.S. government bonds.”

Response:	The phrase “completely eliminate” has been replaced with “eliminate or mitigate”.
iii.	please clarify what is meant by “In addition, when the swap curve flattens, the Fund’s investments will generally underperform a portfolio comprised solely of the U.S. government bonds.”

Response:
The above-referenced sentence has been revised to read as follows: “In addition, when the swap curve flattens, the Fund’s investments in options may lose value or end up worthless, and consequently, under such circumstances, the Fund will generally underperform a portfolio comprised solely of U.S. government bonds and without the options owned by the Fund.”

iv.
please consider bolding the following sentence: “In a flattening curve environment, the Fund’s hedging strategy could result in disproportionately larger losses in the Fund’s options as compared to gains or losses in the U.S. government bond positions attributable to interest rate changes.”

Response:	The requested change has been made.

Comment 10.	Please consider including non-diversification disclosure in the Principal Investment Strategy.

Response:
The following language has been added to the above-referenced section: “The Fund is non-diversified and therefore may invest a larger percentage of its assets in the securities of a single issuer or small number of issuers than diversified funds.”

Comment 11.	Please include the month in which the Portfolio Manager began managing the portfolio.

Response:	The requested change has been made.

Comment 12.
With respect to the Additional Information About The Fund – Principal Investment Strategy, please state the following sentence prominently and bold in the Fund Summary: “The Fund is likely to be significantly more volatile than a long-only position in the same government bonds.”  In addition, please include a plain English explanation as to why.

Response:	The above-referenced sentence has been bolded, moved to the summary section, and revised to read as follows:

The Fund is likely to be significantly more volatile than a fund holding only long positions in the same U.S. government bonds as the Fund because the hedging component of the Fund could result in significant gains for the Fund or in a complete loss of the premiums paid for the Fund’s options.

* * *

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President and Secretary